Exhibit 12.1

Computation of Earnings to Fixed Charges

	Three Months Ended March 31,		Year Ended December 31,
	2011	2010	2010		2009		2008		2007		2006
	(in thousands, except for ratios)

Ratio of Earnings to Fixed Charges:
Earnings:
Income from continuing operations	$15,502	$19,570	$99,693		$146,847		$115,308		$168,868		$174,988
Fixed charges	21,171	5,956	53,994		30,348		42,428		48,340		32,546
Amortization of capitalized interest	510	480	2,202		2,124		747		620		186

Earnings available for fixed charges	$37,183	$26,006	$155,889		$179,319		$158,483		$217,828		$207,720

Fixed Charges:
Interest expensed	$20,741	$5,544	$50,199		$27,668		$29,049		$31,194		$23,271
Interest capitalized	—	—	—		—		8,800		12,600		6,500
Interest component of rental expense	430	412	3,795		2,680		4,579		4,546		2,775

Fixed Charges	$21,171	$5,956	$53,994		$30,348		$42,428		$48,340		$32,546

Ratio of earnings to fixed charges	1.8x	4.4x	2.9	x	5.9	x	3.7	x	4.5	x	6.4	x